# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atrium Therapeutics, Inc., CIK 0002093101
CUSIP: 04965N104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10578 Science Center Drive, Suite 125, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001346824

## Reporting persons
- RA Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 864,102; sole dispositive power 0; shared dispositive power 864,102; aggregate amount beneficially owned 864,102 (5.6% of the class)
- Peter Kolchinsky: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 864,102; sole dispositive power 0; shared dispositive power 864,102; aggregate amount beneficially owned 864,102 (5.6% of the class)
- Rajeev Shah: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 864,102; sole dispositive power 0; shared dispositive power 864,102; aggregate amount beneficially owned 864,102 (5.6% of the class)
- RA Capital Healthcare Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 864,102; sole dispositive power 0; shared dispositive power 864,102; aggregate amount beneficially owned 864,102 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Atrium Therapeutics, Inc.
Address of issuer's principal executive offices: 10578 Science Center Drive, Suite 125, San Diego, CA, 92121.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

RA Capital Management, L.P. ("RA Capital")
Peter Kolchinsky
Rajeev Shah
RA Capital Healthcare Fund, L.P. (the "Fund")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston MA 02116
Citizenship:
RA Capital and the Fund are Delaware limited partnerships.
Dr. Kolchinsky and Mr. Shah are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

The Fund directly holds 864,102 shares of Common Stock.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's portfolio, including the shares of the Issuer's Common Stock reported herein. Because the Fund has divested voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13 other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13G shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference. The percentage set forth in each Row 11 is based upon 15,514,996 shares of the Issuer's Common Stock that were outstanding as of February 26, 2026, as reported in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "SEC") on February 26, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (05/15/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (05/15/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (05/15/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (05/15/2026)